FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 29, 2002

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosure: Press release dated April 29, 2002: "Bergqvist and Korhonen to join Nokia Group Executive Board"

April 29, 2002

Bergqvist and Korhonen to join Nokia Group Executive Board

JT Bergqvist, Senior Vice President, Nokia IP Mobility, and Pertti Korhonen, Senior Vice President, Nokia Mobile Software, have been appointed to the Nokia Group Executive Board. These appointments will strengthen the management leadership in core areas of Nokia's businesses.

Bergqvist, with a Doctorate in Technology (Dr. Tech.), joined Nokia in 1983 and has held various positions in the area of marketing and sales as well as business management in Nokia Networks since 1988. He is currently Senior Vice President and General Manager for IP Mobility Networks.

Korhonen, who has a Masters Degree in Electronics Engineering, has worked in several R&D, operations and logistics related positions in Nokia Mobile Phones since 1986. In 2001, he was appointed to head the newly established unit of Mobile Software as Senior Vice President.

At the same time, Mikko Heikkonen has asked to be released from his duties on the Nokia Executive Board due to personal reasons. He will continue to chair Nokia Networks' Customer Operations Management Forum as well as have business responsibility for operator customers in Asia-Pacific.

The above changes in the composition of the Nokia Group Executive Board will be effective as of July 1, 2002. Thereafter, the members of the Nokia Group Executive Board will be Jorma Ollila (Chairman), Pekka Ala-Pietilä, Matti Alahuhta, Sari Baldauf, JT Bergqvist, Olli-Pekka Kallasvuo, Pertti Korhonen, Yrjö Neuvo, Veli Sundbäck and Anssi Vanjoki.

Further information:

Nokia
Corporate Communications
Tel. +358 7180 34459
Fax +358 7180 38226
Email. communications.corporate@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2002

Nokia Corporation

By:

Name: Ursula Ranin
Title: Vice President, General Counsel